October 17, 2019

VIA EDGAR

Office of Registration and Reports

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE: OAKTREE STRATEGIC INCOME CORPORATION

File No. 814-01013

Ladies and Gentlemen:

On behalf of Oaktree Strategic Income Corporation (the “Company”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1.	Attached as Exhibit A is a copy of the Fidelity Bond and riders thereto for the Company and other joint insureds;

2.

Attached as Exhibit B is an officer’s certificate certifying the resolutions approved by the Board of Directors of the Company, including a majority of the directors who are not “interested persons” of the Company as defined by Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Fidelity Bond and the portion of the premium paid by the Company; and

3.	Attached as Exhibit C is a copy of the Joint Fidelity Bond Agreement, by and among the Company and other joint insureds, pursuant to paragraph (f) of Rule 17g-1.

If the Company had not been named as a co-insured under this Joint Fidelity Bond Agreement, the Company would have maintained a single-insured fidelity bond in the amount of at least $900,000 as required under paragraph (d) of Rule 17g-1. The premium was paid for the period October 17, 2019 through October 17, 2020.

Sincerely,

/s/ Mel Carlisle
Mel Carlisle
Chief Financial Officer and Treasurer
Oaktree Strategic Income Corporation

Exhibit A

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)

AIG Specialty Insurance Company

A capital stock company

POLICY NUMBER: 01-767-88-66                             REPLACEMENT OF POLICY NUMBER: 02-317-52-59

INVESTMENT COMPANY BLANKET BOND

Bond No.

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):	OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE STRATEGIC INCOME CORPORATION 333 S GRAND AVE 28th FLOOR, LOS ANGELES, CA 90071-1530

Item 2.	Bond Period: from 12:01 a.m. 10/17/2019 to 12:01 a.m. 10/17/2020 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability—Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$3,000,000	$0
Insuring Agreement (B)-AUDIT EXPENSE	$75,000	$5,000
Insuring Agreement (C)-ON PREMISES	$3,000,000	$50,000
Insuring Agreement (D)-IN TRANSIT	$3,000,000	$50,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$3,000,000	$50,000
Insuring Agreement (F)-SECURITIES	$3,000,000	$50,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$3,000,000	$50,000
Insuring Agreement (H)-STOP PAYMENT	$100,000	$5,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000

Optional Insuring Agreements and Coverages:
Insuring Agreement (J)-COMPUTER SYSTEMS FRAUD	$3,000,000	$50,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

© All rights reserved.

41205 (03/95)	1

Item 4.

Offices or Premises Covered—Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

Item 6.

The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 02-317-52-59 such termination or cancellation to be effective as of the time this bond becomes effective.

© All rights reserved.

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IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	SECRETARY
AIG Specialty Insurance Company	AIG Specialty Insurance Company

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

ARTHUR J. GALLAGHER & CO. INSURANCE BROKERS OF CAL

505 N BRAND BLVD STE 600

GLENDALE, CA 91203-3018

1664768

© All rights reserved.
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N OTICE TO POLICY HOLDER

TAXES AN D FEES

The following inform ation is hereby deem ed added to the Declarations:

Pr em ium		$8,854.00
State Tax	3.00%	$265.62
Stamp ing Fee	0.20%	$17.71
Fees		$0.00
To tal Gross Prem ium		$9,137.33

Risk Specialists Companies Insurance Agency, Inc. d/b/a RSCIA in NH,

777 SOUTH FIGUEROA STREET

18TH FL

Los Angeles, CA 90017-5814

99288 (4/16)

AIG Specialty Insurance Company

A capital stock com pany

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed prem ium , and subject to the Declarations m ade a part hereof, the General Agreem ents, Conditions and Lim itations and other term s of this bond, agrees with the Insured, in accordance with the Insuring Agreem ents hereof to which an am ount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any tim e but discovered during the Bond Period, to indem nify and hold harm less the Insured for:

IN SURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent comm itted by an Em ployee, comm itted anywhere and whether comm itted alone or in collusion with others, including loss of Property resulting from such acts of an Em ployee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreem ent shall m ean only dishonest or fraudulent act(s) comm itted by such Em ployee with the m anifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)

to obtain financial benefit for the Em ployee, or for any other person or organization intended by the Em ployee to receive such benefit, other than salaries, comm issions, fees, bonuses, prom otions, awards, profit sharing, pensions or other em ployee benefits earned in the norm al course of em ployment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or exam inations required by any governm ental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent of any of the Em ployees. The total liability of the Underwriter for such expense by reason of such acts of any Em ployee or in which such Em ployee is concerned or im plicated or with respect to any one audit or exam ination is lim ited to the am ount stated opposite Audit Expense in

Item 3 of the Declarations; it being understood, however, that such expense shall be deem ed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent of one or m ore of the Em ployees and the liability under this paragraph shall be in addition to the Lim it of liability stated in Insuring Agreem ent (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent m eans, m isplacem ent, m ysterious unexplainable disappearance, dam age thereto or destruction thereof, abstraction or rem oval from the possession, custody or control of the Insured, and loss of subscription, conversion, redem ption or deposit privileges through the m isplacem ent or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or prem ises located anywhere, except in an office listed in Item 4 of the Declarations or am endm ent thereof or in the m ail or with a carrier for hire other than an arm ored m otor vehicle com pany, for the purpose of transportation.

Offices and Equipm ent

(1)

Loss of or dam age to, furnishings, fixtures, stationery, supplies or equipm ent, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attem pt thereat, or by vandalism or m alicious m ischief; or

(2)	loss through dam age to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attem pt thereat, or to the interior of any such office by

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vandalism or m alicious m ischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipm ent or is legally liable for such loss or dam age, always excepting, however, all loss or dam age through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, m isplacem ent, m ysterious unexplainable disappearance, being lost or otherwise m ade away with, dam age thereto or destruction thereof, and loss of subscription, conversion, redem ption or deposit privileges through the m isplacem ent or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as m essenger, except while in the m ail or with a carrier for hire, other than an arm ored m otor vehicle com pany, for the purpose of transportation, such transit to begin imm ediately upon receipt of such Property by the transporting person or persons, and to end imm ediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. prom issory notes, or other written prom ises, orders or directions to pay sum s certain in m oney, due bills, m oney orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, paym ent, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any custom er of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investm ent Com pany or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsem ent or have been altered without the knowledge and consent of such custom er, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investm ent Com pany, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the nam e of the Insured as issuer, or of another Investm ent Com pany for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreem ent (F) hereof whether or not coverage for Insuring Agreem ent (F) is provided for in the Declarations of this bond.

Any check or draft (a) m ade payable to a fictitious payee and endorsed in the nam e of such fictitious payee or (b) procured in a transaction with the m aker or drawer thereof or with one acting as an agent of such m aker or drawer or anyone im personating another and m ade or drawn payable to the one so im personated and endorsed by anyone other than the one im personated, shall be deem ed to be forged as to such endorsem ent.

Mechanically reproduced facsim ile signatures are treated the sam e as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by- laws, rules or regulations of any Self Regulatory Organization of which the Insured is a m em ber or which would have been im posed upon the Insured by the constitution, by- laws, rules or regulations of any Self Regulatory Organization if the Insured had been a m em ber thereof,

(1)

through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assum ed any liability, on the faith of, or otherwise acted upon, any securities, docum ents or other written instrum ents which prove to have been

(a)	counterfeited, or

(b)

forged as to the signature of any m aker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

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(2)

through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignm ents, bills of sale, powers of attorney, guarantees, endorsem ents or other obligations upon or in connection with any securities, docum ents or other written instrum ents and which pass or purport to pass title to such securities, docum ents or other written instrum ents; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instrum ents covered under Insuring Agreem ent (E) hereof.

Securities, docum ents or other written instrum ents shall be deem ed to m ean original (including original counterparts) negotiable or non- negotiable agreem ents which in and of them selves represent an equitable interest, ownership, or debt, including an assignm ent thereof which instrum ents are in the ordinary course of business, transferable by delivery of such agreem ents with any necessary endorsem ent or assignment.

The word “counterfeited” as used in this Insuring Agreem ent shall be deem ed to m ean any security, docum ent or other written instrum ent which is intended to deceive and to be taken for an original.

Mechanically produced facsim ile signatures are treated the sam e as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited m oney orders or altered paper currencies or coin of the United States of Am erica or Canada issued or purporting to have been issued by the United States of Am erica or Canada or issued pursuant to a United States of Am erica or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sum s which the Insured shall becom e obligated to pay by reason of the Liability im posed upon the Insured by law for dam ages:

For having either com plied with or failed to com ply with any written notice of any custom er, shareholder or subscriber of the Insured or any Authorized Representative of such custom er, shareholder or subscriber to stop paym ent of any check or draft m ade or drawn by such custom er, shareholder or subscriber or any Authorized Representative of such custom er, shareholder or subscriber, or For having refused to pay any check or draft m ade or drawn by any custom er, shareholder or subscriber of the Insured or any Authorized Representative of such custom er, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from paym ents of dividends or fund shares, or withdrawals perm itted from any custom er’s, shareholder’s or subscriber’s account based upon Uncollectible Item s of Deposit of a custom er, shareholder or subscriber credited by the Insured or the Insured’s agent to such custom er’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Autom ated Clearing House which is reversed by the custom er, shareholder or subscriber and deem ed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Item s which are deposited.

This Insuring Agreem ent applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Com pany of Pittsburgh, PA for Uncollectible Item s of Deposit. Regardless of the num ber of transactions between Fund(s), the m inim um num ber of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

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GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER- NOTICE

1.

If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be autom atically covered hereunder from the dates of their establishm ent, respectively. No notice to the Underwriter of an increase during any prem ium period in the num ber of offices or in the num ber of Em ployees at any of the offices covered hereunder need be given and no additional prem ium need be paid for the rem ainder of such prem ium period.

2.

If an Investm ent Com pany, nam ed as Insured herein, shall, while this bond is in force, m erge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply autom atically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional prem ium shall be com puted only if such acquisition involves additional offices or employees.

B.	WARRANTY

No statem ent m ade by or on behalf of the Insured, whether contained in the application or otherwise, shall be deem ed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person m aking the statem ent.

C.	COURT COSTS AND ATTORNEYS’ FEES (Applicable to all Insuring Agreem ents or Coverages now or hereafter form ing part of this bond)

The Underwriter will indem nify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the m erits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or dam age which, if established against the Insured, would constitute a loss sustained by the Insured covered under the term s of this bond provided, however, that with respect to Insuring Agreem ent (A) this indem nity shall apply only in the event that

(1)	an Em ployee adm its to being guilty of any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent; or

(2)	an Em ployee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent;

(3)

in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statem ent of facts, that an Em ployee would be found guilty of dishonesty if such Em ployee were prosecuted.

The Insured shall prom ptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall perm it the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s nam e, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable inform ation and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the am ount of the Insured’s liability or alleged liability is greater than the am ount recoverable under this bond, or if a Deductible Am ount is applicable, or both, the liability of the Underwriter under this General Agreem ent is lim ited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the am ount recoverable under this bond bears to the total of such am ount plus the am ount which is not so recoverable. Such indem nity shall be in addition to the Lim it of Liability for the applicable Insuring Agreem ent or Coverage.

D.	FORMER EMPLOYEE

Acts of an Em ployee, as defined in this bond, are covered under Insuring Agreem ent (A) only while the Em ployee is in the Insured’s em ploy. Should loss involving a form er Em ployee of the Insured be discovered subsequent to the term ination of em ploym ent, coverage would still apply under Insuring Agreem ent (A) if the direct proxim ate cause of the loss occurred while the form er Employee performed duties within the scope of his/her employment.

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THE FOREGOING IN SURING AGREEMENTS AN D

GEN ERAL AGREEMEN TS ARE SUB JECT TO

THE FOLLOWING CONDITIONS AN

D LIMITATIONS:

SECTION 1. DEFINITIONS

The following term s, as used in this bond, shall have the respective m eanings stated in this Section:

(a)	“Employee” means:

(1)	any of the Insured’s officers, partners, or em ployees, and

(2)

any of the officers or em ployees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or m erger with, or purchase of assets or capital stock of such predecessor. and

(3)

attorneys retained by the Insured to perform legal services for the Insured and the em ployees of such attorneys while such attorneys or the em ployees of such attorneys are perform ing such services for the Insured,and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices,and

(5)

directors or trustees of the Insured, the investm ent advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or adm inistrator authorized by written agreem ent to keep financial and/ or other required records, but only while perform ing acts com ing within the scope of the usual duties of an officer or em ployee or while acting as a m em ber of any comm ittee duly elected or appointed to exam ine or audit or have custody of or access to the Property of the Insured, and

(6)

any individual or individuals assigned to perform the usual duties of an em ployee within the prem ises of the Insured, by contract, or by any agency furnishing tem porary personnel on a contingent or part- tim e basis, and

(7)	each natural person, partnership or corporation authorized by written agreem ent with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub- section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and

(9)	any officer, partner or Em ployee of

a)	an investm ent advisor,

b)	an underwriter (distributor),

c)	a transfer agent or shareholder accounting record- keeper, or

d)	an adm inistrator authorized by written agreem ent to keep financial and/ or other required records,

for an Investm ent Com pany nam ed as Insured while perform ing acts com ing within the scope of the usual duties of an officer or Em ployee of any Investm ent Com pany nam ed as Insured herein, or while acting as a m em ber of any comm ittee duly elected or appointed to exam ine or audit or have custody of or access to the Property of any such Investm ent Com pany, provided that only Em ployees or partners of a transfer agent, shareholder accounting record- keeper or adm inistrator which is an affiliated person as defined in the Investm ent Com pany Act of 1940, of an Investm ent Com pany nam ed as Insured or is an affiliated person of the adviser, underwriter or adm inistrator of such Investm ent Com pany, and which is not a bank, shall be included within the definition of Employee.

Each em ployer of tem porary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and em ployees shall collectively be deem ed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

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Brokers, or other agents under contract or representatives of the sam e general character shall not be considered Em ployees.

(b)

“Property” m eans m oney (i.e currency, coin, bank notes, Federal Reserve notes), postage and revenue stam ps, U.S. Savings Stam ps, bullion, precious m etals of all kinds and in any form and articles m ade therefrom , jewelry, watches, necklaces, bracelets, gem s, precious and sem i- precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, m oney orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, m ortgages under real estate and/ or chattels and upon interests therein, and assignm ents of such policies, m ortgages and instrum ents, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instrum ents sim ilar to or in the nature of the foregoing including Electronic Representations of such instrum ents enum erated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the tim e of the Insured’s consolidation or m erger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	“Forgery” m eans the signing of the nam e of another with intent to deceive; it does not include the signing of one’s own nam e with or without authority, in any capacity, for any purpose.

(d)	“Larceny and Em bezzlem ent” as it applies to any nam ed Insured m eans those acts as set forth in Section 37 of the Investm ent Com pany Act of 1940.
(e)	“Item s of Deposit” m eans any one or m ore checks and drafts. Item s of Deposit shall not be deem ed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by m eans of forgery or alteration of, on or in any instrum ent, except when covered by Insuring Agreem ent (A), (E), (F) or (G).

(b)

loss due to riot or civil comm otion outside the United States of Am erica and Canada; or loss due to m ilitary, naval or usurped power, war or insurrection unless such loss occurs in transit in the circum stances recited in Insuring Agreem ent (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil comm otion, m ilitary, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)

loss, in tim e of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)

loss resulting from any wrongful act or acts of any person who is a m em ber of the Board of Directors of the Insured or a m em ber of any equivalent body by whatsoever nam e known unless such person is also an Em ployee or an elected official, partial owner or partner of the Insured in som e other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a m em ber of such Board or equivalent body.

(e)

loss resulting from the com plete or partial non- paym ent of, or default upon, any loan or transaction in the nature of, or am ounting to, a loan m ade by or obtained from the Insured or any of its partners, directors or Em ployees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreem ent (A), (E) or (F).

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(f)	loss resulting from any violation by the Insured or by any Em ployee

(1)

of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter m arket, (c) Investm ent Com panies, or (d) Investm ent Advisors, or

(2)	of any rule or regulation m ade pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)

loss of Property or loss of privileges through the m isplacem ent or loss of Property as set forth in Insuring Agreem ent (C) or (D) while the Property is in the custody of any arm ored m otor vehicle com pany, unless such loss shall be in excess of the am ount recovered or received by the Insured under (a) the Insured’s contract with said arm ored m otor vehicle com pany, (b) insurance carried by said arm ored m otor vehicle com pany for the benefit of users of its service, and (c) all other insurance and indem nity in force in whatsoever form carried by or for the benefit of users of said arm ored m otor vehicle com pany’s service, and then this bond shall cover only such excess.

(h)	potential income, including but not lim ited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)	all dam ages of any type for which the Insured is legally liable, except direct com pensatory dam ages arising from a loss covered under this bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as m essenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do dam age to the prem ises or Property of the Insured, except when covered under Insuring Agreem ent (A).

(k)

all costs, fees and other expenses incurred by the Insured in establishing the existence of or am ount of loss covered under this bond unless such indem nity is provided for under Insuring Agreem ent (B).

(l)

loss resulting from paym ents m ade or withdrawals from the account of a custom er of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such paym ents are m ade to or withdrawn by such depositor or representative of such person, who is within the prem ises of the drawee bank of the Insured or within the office of the Insured at the tim e of such paym ent or withdrawal or unless such paym ent is covered under Insuring Agreem ent (A).

(m)

) any loss resulting from Uncollectible Item s of Deposit which are drawn from a financial institution outside the fifty states of the United States of Am erica, District of Colum bia, and territories and possessions of the United States of Am erica, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Em ployers of tem porary personnel or of processors as set forth in sub- sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon paym ent to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Em bezzlem ent comm itted by any of the partners, officers or em ployees of such Em ployers, whether acting alone or in collusion with others, an assignm ent of such of the Insured’s rights and causes of action as it m ay have against such Em ployers by reason of such acts so comm itted shall, to the extent of such paym ent, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured nam ed in the Declarations and the Underwriter shall not be liable hereunder for

41206 (9/84)	7	© All rights reserved.

loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable m om ent after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six m onths after such discovery furnish to the Underwriter affirm ative proof of loss with full particulars. If claim is m ade under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond num ber or, where such securities or shares are uncertificated, by such identification m eans as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim , but where the loss is clear and undisputed, settlem ent shall be m ade within forty- eight hours; and this shall apply notwithstanding the loss is m ade up wholly or in part of securities of which duplicates m ay be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty- four m onths from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgm ent against the Insured in any suit m entioned in General Agreem ent C or to recover attorneys’ fees paid in any such suit, shall be    begun    within    twenty- four m onths from the date upon which the judgm ent in such suit shall becom e final. If any lim itation em bodied in this bond is prohibited by any law controlling the construction hereof, such lim itation shall be deem ed to be am ended so as to be equal to the m inim um period of lim itation perm itted by such law.

Discovery occurs when the Insured

(a)	becom es aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assum e that a loss covered by the bond has been or will be incurred even though the exact am ount or details of loss m ay not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be m ade hereunder, shall be determ ined by the average m arket value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the paym ent of claim therefor shall be the actual m arket value at the tim e    of replacem ent; and further provided that in case of a loss or m isplacem ent of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redem ption or deposit privileges, the value thereof shall be the m arket value of such privileges imm ediately preceding the expiration thereof if said loss or m isplacem ent is not discovered until after their expiration. If no m arket price is quoted for such Property or for such privileges, the value shall be fixed by agreem ent between the parties or by arbitration.

In case of any loss or dam age to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not m ore than the cost of blank books, blank pages or other m aterials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of dam age to any office of the Insured, or loss of or dam age to the furnishings, fixtures, stationery, supplies, equipm ent, safes or vaults therein, the Underwriter shall not be liable for m ore than the actual cash value thereof, or for m ore than the actual cost of their replacem ent or repair. The Underwriter m ay, at its election, pay such actual cash value or m ake such replacem ent or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacem ent or repair, such shall be determ ined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the lim it stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be lim ited to paym ent for, or duplication of, securities having value equal to the lim it stated in Item 3 of the Declarations of this bond.

41206 (9/84)	8	© All rights reserved.

If the Underwriter shall m ake paym ent to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Am ount (at the tim e of the discovery of the loss) and for which the Underwriter m ay at its sole discretion and option and at the request of the Insured issue a Lost Instrum ent Bond or Bonds to effect replacem ent thereof, the Insured will pay the usual prem ium charged therefor and will indem nify the Underwriter against all loss or expense that the Underwriter m ay sustain because of the issuance of such Lost Instrum ent Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Am ount (at the tim e of discovery of the loss) and for which the Underwriter m ay issue or arrange for the issuance of a Lost Instrum ent Bond or Bonds to effect replacem ent thereof, the Insured agrees that it will pay as prem ium therefor a proportion of the usual prem ium charged therefor, said proportion being equal to the percentage that the Deductible Am ount bears to the value of the securities upon discovery of the loss, and that it will indem nify the issuer of said Lost Instrum ent Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the term s and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Lim it of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether m ade by the Insured or by the Underwriter, on account of any loss in excess of the Lim it of Liability hereunder plus the Deductible Am ount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indem nity taken by or for the benefit of the Underwriter, the net am ount of such recovery, less the actual costs and expenses of m aking sam e, shall be applied to reim burse the Insured in full for the excess portion of such loss, and the rem ainder, if any, shall be paid first in reim bursem ent of the Underwriter and thereafter in reim bursem ent of the Insured for that part of such loss within the Deductible Am ount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all tim es prior to term ination hereof this bond shall continue in force for the lim it stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter m ay have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the num ber of years this bond shall continue in force and the num ber of prem ium s which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery or holdup, or attem pt thereat, in which no Partner or Em ployee is concerned or im plicated shall be deem ed to be one loss, or

(b)	any one unintentional or negligent act on the part of any one person resulting in dam age to or destruction or m isplacem ent of Property, shall be deem ed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deem ed to be one loss, or

(d)

all wrongful acts, other than those specified in (a) above, of one or m ore persons (which dishonest act(s) or act(s) of Larceny or Em bezzlem ent include, but are not lim ited to, the failure of an Em ployee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or perm its the continuation of, the dishonest act or acts of any other person or persons shall be deem ed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deem ed to be one loss, and shall be lim ited to the applicable Lim it of Liability stated in Item 3 of the Declarations of this bond irrespective of the total am ount of such loss or losses and shall not be cum ulative in am ounts from year to year or from period to period.

41206 (9/84)	9	© All rights reserved.

Sub- section (c) is not applicable to any situation to which the language of sub- section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and term inated or cancelled or allowed to expire and in which the period for discovery has not expired at the tim e any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the am ount carried hereunder on such loss or the am ount available to the Insured under such other bonds or policies, as lim ited by the term s and conditions thereof, for any such loss if the latter am ount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indem nity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such am ount of such loss which is in excess of the am ount of such other insurance or suretyship, not exceeding, however, the Lim it of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreem ents of this bond on account of loss as specified, respectively, in sub- sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the am ount of such loss, after deducting the net am ount of all reim bursem ent and/ or recovery obtained or m ade by the Insured, other than from any bond or policy of insurance issued by an insurance com pany and covering such loss, or by the Underwriter on account thereof prior to paym ent by the Underwriter of such loss, shall exceed the Deductible Am ount set forth in Item 3 of the Declarations hereof (herein called Deductible Am ount) and then for such excess only, but in no event for m ore than the applicable Lim it of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Am ount, prem ium s on Lost Instrum ent Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreem ent A sustained by any Investm ent Com pany nam ed as Insured herein.

SECTION 13. TERMINATION

The Underwriter m ay term inate this bond as an entirety by furnishing written notice specifying the term ination date which cannot be prior to 60 days after the receipt of such written notice by each Investm ent Com pany nam ed as Insured and the Securities and Exchange Comm ission, Washington, D.C. The Insured m ay term inate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Comm ission, Washington. D.C. prior to 60 days before the effective date of the term ination. The Underwriter shall notify all other Investm ent Com panies nam ed as Insured of the receipt of such term ination notice and the term ination cannot be effective prior to 60 days after receipt of written notice by all other Investm ent Com panies. Prem ium s are earned until the term ination date as set forth herein.

This Bond will term inate as to any one Insured imm ediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or imm ediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignm ent for the benefit of creditors of the Insured. or imm ediately upon such Insured ceasing to exist, whether through m erger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned prem ium com puted at short rates in accordance with the standard short rate cancellation tables if term inated by the Insured or pro rata if term inated for any other reason.

This Bond shall terminate

(a)

as to any Em ployee as soon as any partner, officer or supervisory Em ployee of the Insured, who is not in collusion with such Em ployee, shall learn of any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent on the part of such Em ployee without prejudice to the loss of any Property then in transit in the custody of such Em ployee (See Section 16[d]), or

41206 (9/84)	10	© All rights reserved.

(b)

as to any Em ployee 60 days after receipt by each Insured and by the Securities and Exchange Comm ission of a written notice from the Underwriter of its desire to term inate this bond as to such Em ployee, or

(c)

as to any person, who is a partner, officer or em ployee of any Electronic Data Processor covered under this bond, from and after the tim e that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or inform ation that such person has comm itted any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent in the service of the Insured or otherwise, whether such act be comm itted before or after the tim e this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any tim e prior to the term ination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured m ay give to the Underwriter notice that it desires under this bond an additional period of 12 m onths within which to discover loss sustained by the Insured prior to the effective date of such term ination or cancellation and shall pay an additional prem ium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of tim e shall term inate immediately;

(a)

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such term ination. In the event that such additional period of tim e is term inated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss m ay not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system s for the central handling of securities established and m aintained by Depository Trust Com pany, Midwest Depository Trust Com pany, Pacific Securities Depository Trust Com pany, and Philadelphia Depository Trust Com pany, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the m aking of appropriate entries on the books and records of such Corporations shall be deem ed to be Property.

The words “Em ployee” and “Em ployees” shall be deem ed to include the officers, partners, clerks and other em ployees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nom inee in whose nam e is registered any security included within the system s for the central handling of securities established and m aintained by such Corporations, and any em ployee of any recognized service com pany, while such officers, partners, clerks and other em ployees and employees of service companies perform services for such Corporations in the operation ofsuch systems. For the purpose of the above definition a recognized service com pany shall be any com pany providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the system s established and m aintained by such Corporations, unless such loss(es) shall be in excess of the am ount(s) recoverable or recovered under any bond or policy of insurance indem nifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for m ore than the Lim it of Liability applicable hereunder.

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For the purpose of determ ining the Insured’s share of excess loss(es) it shall be deem ed that the Insured has an interest in any certificate representing any security included within such system s equivalent to the interest the Insured then has in all certificates representing the sam e security included within such system s and that such Corporations shall use their best judgm ent in apportioning the am ount(s) recoverable or recovered under any bond or policy of insurance indem nifying such Corporations against such loss(es) in connection with the central handling of securities within such system s am ong all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the am ount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the am ount of the Insured’s interest in such Property in excess of the am ount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nom inee in whose nam e is registered any security included within the system s for the central handling of securities established and m aintained by such Corporations, and upon paym ent to the Insured by the Underwriter on account of any loss(es) within the system s, an assignm ent of such of the Insured’s rights and causes of action as it m ay have against such Corporations or Exchanges shall to the extent of such paym ent, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If m ore than one corporation, co- partnership or person or any com bination of them be included as the Insured herein:

(a)

the total liability of the Underwriter hereunder for loss or losses sustained by any one or m ore or all of them shall not exceed the lim it for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them ,

(b)

the one first nam ed herein shall be deem ed authorized to m ake, adjust and receive and enforce paym ent of all claim s hereunder and shall be deem ed to be the agent of the others for such purposes and for the giving or receiving of any notice required or perm itted to be given by the term s hereof, provided that the Underwriter shall furnish each nam ed Investm ent Com pany with a copy of the bond and with any am endm ent thereto, together with a copy of each form al filing of the settlem ent of each such claim prior to the execution of such settlem ent,

(c)	the Underwriter shall not be responsible for the proper application of any paym ent m ade hereunder to said first nam ed Insured,

(d)

knowledge possessed or discovery m ade by any partner, officer or supervisory Em ployee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)	if the first nam ed Insured ceases for any reason to be covered under this bond, then the Insured next nam ed shall thereafter be considered as the first nam ed Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investm ent Com pany Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the nam es of the transferors and transferees (or the nam es of the beneficial owners if the voting securities are requested in another name), and

(b)	the total num ber of voting securities owned by the transferors and the transferees (or the beneficial owners), both imm ediately before and after the transfer, and

(c)	the total num ber of outstanding voting securities.

As used in this section, control m eans the power to exercise a controlling influence over the m anagem ent or policies of the Insured.

Failure to give the required notice shall result in term ination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or im plicated.

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Such notice is not required to be given in the case of an Insured which is an Investm ent Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrum ent am ending or effecting sam e m ay not be changed or m odified orally. No changes in or m odification thereof shall be effective unless m ade by written endorsem ent issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investm ent Com pany no change or m odification which would adversely affect the rights of the Investm ent Com pany shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Comm ission, Washington, D.C. by the Insured or by the Underwriter. If m ore than one Investm ent Com pany is nam ed as the Insured herein, the Underwriter shall give written notice to each Investm ent Com pany and to the Securities and Exchange Comm ission, Washington, D.C. not less than 60 days prior to the effective date of any change or m odification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

41206 (9/84)	13	© All rights reserved.

ENDORSEMENT# 1

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:	OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE
STR ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

FIDELITY AGREEMENT AMENDED

In consideration of the premium charged, it is agreed that:

1.	Insuring Agreement (A) FIDELITY is deleted in its entirety and replaced with the following:

(A) FIDELITY

Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; or

(2)	to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regards to loss resulting directly or indirectly from loans and/or trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

As used in this Insuring Agreement, “financial benefit” does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

With respect to this Insuring Agreement, “loans” includes any extension of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

© All rights reserved.

END 001

127427 (11/17)	1

ENDORSEMENT# 2

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:	OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE
STR ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

COMPUTER SYSTEMS INSURING AGREEMENT

In consideration of the premium charged, the bond is amended as follows:

I.

The bond is hereby amended by adding Insuring Agreement (CS) to the bond as follows:

(CS) COMPUTER SYSTEMS

Loss resulting directly from a fraudulent:

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer Systems operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement A of this bond;

provided that the entry or change causes

(i)	property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

II.

For the purposes of the coverage afforded by the COMPUTER SYSTEMS Insuring Agreement, the following definitions shall be added to Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of the bond:

(CS-1)	“Fraudulent Entry” or “Fraudulent Change” shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)

on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) identified in the application for this bond purportedly sent by a customer, financial institution or automated clearinghouse.

© All rights reserved.

127420 (11/17)	END 002 1

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:         OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                          STR ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

(CS-2)

“Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

(CS-3)	“Computer Systems” means:

(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

(3)	terminal devices, and

(4)	related communication networks, including the Internet,

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

(CS-4)

“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

(CS-5)	“Internet” means worldwide public network of computers, which are commonly referred to as “the internet.”

(CS-6)

“Telefacsimile Device” means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

(CS-7)

“Tested” means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

III.

For the purpose of the coverage afforded by the COMPUTER SYSTEMS Insuring Agreement, the following exclusions shall be added to Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS of this bond:

(CS-A)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the COMPUTER

© All rights reserved.

127420 (11/17)	END 002 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:         OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                         STR ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

SYSTEMS Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

(CS-B)

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal.

(CS-C)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing.

(CS-D)

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism.

(CS-E)	loss resulting directly from the theft of confidential information

IV.

Solely with respect to the coverage afforded by the COMPUTER SYSTEMS Insuring Agreement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be deemed to be one loss and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a one loss and shall be limited to the applicable Limit of Liability as described above.

© All rights reserved.

END 002

127420 (11/17)	3

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:         OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                         STR ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

V.

Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.

END 002

127420 (11/17)	4

ENDORSEMENT# 3

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:                 OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

STR ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

COUNTERFEIT CURRENCY AMENDED

In consideration of the premium charged, it is agreed that:

1.	Insuring Agreement G, COUNTERFEIT CURRENCY, is deleted and replaced by the following:

(G)	COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith, of any counterfeit money of the United States of America, Canada or any other country.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

© All rights reserved.

END 003

127426 (11/17)	1

ENDORSEMENT# 4

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:         OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                        STR ATEGIC INCOME CORPORATION

By:         AIG Specialty Insurance Company

UNAUTHORIZED SIGNATURES COVERAGE

In consideration of the premium charged, it is agreed that:

1.	The following Insuring Agreement is added to this bond:

(US) UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of someone other than a person whose name and signature is on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this UNAUTHORIZED SIGNATURES Insuring Agreement that the Insured shall have on file the signatures of all persons who are signatories on such account.

2.	The “Optional Insuring Agreements and Coverages” section of Item 3 of the Declarations of this bond is amended by adding the following at the end thereof:

	Limit of Liability	Deductible
Insuring Agreement (US) - UNAUTHORIZED SIGNATURES	$50,000	$5,000

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.

127425 (11/17)	END 004
1

ENDORSEMENT# 5

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:                 OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                                  STR ATEGIC INCOME CORPORATION

By:         AIG Specialty Insurance Company

NOTICE OF LOSS AMENDED

(THRESHOLD AMOUNT; AMENDED PROOF OF LOSS PERIOD)

In consideration of the premium charged, it is agreed that:

1.	In the CONDITIONS AND LIMITATIONS of this bond, Section 4 is amended by deleting the second sentence thereof and replacing it with the following:

At the earliest practicable moment after discovery of any losses hereunder, which exceed or are reasonably expected to exceed $25,000, the Insured shall give the Underwriter notice thereof and shall also within six (6) months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

© All rights reserved.

127418 (11/17)	END 005
1

ENDORSEMENT# 6

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:                 OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                                  STR ATEGIC INCOME CORPORATION

By:         AIG Specialty Insurance Company

FRAUDULENT TRANSFER INSTRUCTIONS COVERAGE

In consideration of the premium charged, it is agreed that:

1.	The following Insuring Agreement is added to this bond:

(FTI) FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

(1)	The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)	such Customer,

(b)	an Employee acting on instructions of such Customer; or

(c)	another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)	The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)	The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)	The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

© All rights reserved.

127417 (11/17)	END 006
1

ENDORSEMENT# 6 (Continued)

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:         OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

STR	ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

(5)

For any transfer exceeding the Verification Threshold Amount set forth below, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)	The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

The Verification Threshold Amount applicable to this FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement is: $50,000.

2.	Solely with respect to the FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement, the following definitions shall apply:

(FTI-1)	“Certificated Security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(i)	represented by a written instrument issued in bearer or registered form;

(ii)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(iii)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

© All rights reserved.

END 006

127417 (11/17)	2

ENDORSEMENT# 6 (Continued)

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:         OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                         STR ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

(FTI-2)

“Customer” means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.

It shall be a condition precedent to coverage under the FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(FTI-1)

loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code; and

(FTI-2)

loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(i)	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(ii)	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

© All rights reserved.

END 006

127417 (11/17)	3

ENDORSEMENT# 6 (Continued)

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:         OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                         STR ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

5.	The “Optional Insuring Agreements and Coverages” section of Item 3 of the Declarations of this bond is amended by adding the following at the end thereof:

	Limit of Liability	Deductible
Insuring Agreement (FTI)- FRAUDULENT TRANSFER INSTRUCTIONS	$3,000,000	$50,000

6.	Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above

© All rights reserved.

END 006

127417 (11/17)	4

ENDORSEMENT# 7

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:	OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE
STR ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

CLAIMS EXPENSE INSURING AGREEMENT

It is agreed that:

1.	The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for each and every loss, as defined in Insuring Agreements A, B, C, D, E, and F, and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible Amount of $5,000. The Underwriter’s aggregate liability for such expenses paid by the Insured in preparing all such claims shall be $50,000, which shall be part of, and not in addition to, the Aggregate Limit of Liability stated in the Declarations.

2.	Solely for the purpose of the CLAIMS EXPENSE Insuring Agreement, paragraph K of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

END 007

126478 (10/17)	1

ENDORSEMENT# 8

This endorsement, effective at 12:01AM October 17, 2019 forms a part of Policy number: 01-767-88-66

Issued to:             OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                             STR ATEGIC INCOME CORPORATION

By:	AIG Specialty Insurance Company

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND

CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25

FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.

Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i) confidential or non-public; or

(ii) personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

© All rights reserved.

END 008

113011 (10/12)	1

ENDORSEMENT# 9

This endorsem ent,effective 12:01 am October 17, 2019 form s a part of policy number 01-767-88-66

issued to         OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                       STR ATEGIC INCOME CORPORATION

by	AIG Specialty Insurance Company

N OTICE OF CLAIM

(REPORTING B Y E- MAIL)

In consideration of the prem ium charged, it is hereby understood and agreed as follows:

1.

Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice m ay also be given in writing pursuant to the policy’s other term s and conditions to the Insurer by em ail at the following em ail address:

c- claim@AIG.com

Your em ail m ust reference the policy num ber for this policy. The date of the Insurer’s receipt of the em ailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via em ail, notice m ay also be given to the Insurer by m ailing such notice to: AIG, Financial Lines Claim s, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2.	Definitions: For this endorsem ent only, the following definitions shall apply:

(a)	“Insurer” m eans the “Insurer,” “Underwriter” or “Com pany” or other nam e specifically ascribed in this policy as the insurance com pany or underwriter for this policy.

(b)

“Notice of Claim Reporting” m eans “notice of claim / circum stance,” “notice of loss” or other reference in the policy designated for reporting of claim s, loss or occurrences or situations that m ay give rise or result in loss under this policy.

(c)	“Policy” m eans the policy, bond or other insurance product to which this endorsem ent is attached.

3.	This endorsem ent does not apply to any Kidnap & Ransom / Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Or Countersignature (In states where applicable)

© All rights reserved.

END 009

99758 (8/08)	Page 1 of 1

EN DORSEMEN T# 10

This endorsem ent, effective at 12:01 am October 17, 2019 form s a part of Policy num ber 01-767-88-66

Issued to:         OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                        STR ATEGIC INCOME CORPORATION

By: AIG Specialty Insurance Company

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Or Countersignature (In states where applicable)

© All rights reserved.

END 010

119679 (9/15)	Page 1 of 1

ENDORSEMENT# 11

This endorsem ent, effective 12:01 am October 17, 2019 form s a part of policy number 01-767-88-66

issued to         OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE

                       STR ATEGIC INCOME CORPORATION

by	AIG Specialty Insurance Company

FORMS INDEX ENDORSEMENT

The contents of the Policy is com prised of the following form s:

FORM NUMBER	EDITION DATE	FORM TITLE
41205	03/95	INVESTMENT COMPANY BLANKET BOND
99288	04/16	NOTICE TO POLICY HOLDER TAXES AND FEES (Addendum)
41206	08/84	Investment Company Blanket Bond guts
127427	11/17	FIDELITY AGREEMENT AMENDED
127420	11/17	COMPUTER SYSTEMS INSURING AGREEMENT
127426	11/17	COUNTERFEIT CURRENCY AMENDED
127425	11/17	UNAUTHORIZED SIGNATURES COVERAGE
127418	11/17	NOTICE OF LOSS AMENDED
127417	11/17	FRAUDULENT TRANSFER INSTRUCTIONS COVERAGE
126478	10/17	CLAIMS EXPENSE INSURING AGREEMENT
113011	10/12	PROTECTED INFORMATION EXCLUSION
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Or Countersignature (In states where applicable)

© All rights reserved.

END 011

78859 (10/01)	Page 1 of 1

CLAIM REPORTING FORM

Issuing Company:             AIG Specialty Insurance Company

Reported under Policy/ Bond Number:             01-767-88-66             Date:

Type of Coverage: D&O            E&O             Fidelity             (complete the Fidelity Supplemental on the next page)

Insured’s Name, as given on Policy Declarations (Face Page):

OAKTREE SPECIALTY LENDING CORPORATION; OAKTREE STR ATEGIC INCOME CORPORATION

Contact Person:

Title:

Phone:  (                )                         -                         Ext

eMail:                                                                                          @

Case or Claimant Name:

If the party involved is different from “Insured” Name (as given on Policy Declarations) state relationship:

Insurance Broker/ Agent: ARTHUR J. GALLAGHER & CO. INSURANCE BROKERS OF CAL

Address: 505 N BRAND BLVD, STE 600

Address: GLENDALE, CA 91203-3018

Contact: MATTHEW SARAZEN                                 Phone:                                         Ext

eMail: Matthew_Sarazen@aig.com

Send Notice of Claims to:	AIG Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225	Phone: (888) 602-5246 Fax: (866) 227-1750 Email: c-Claim@AIG.com

CLAIM REPORTING FORM

FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company:         AIG Specialty Insurance Company

Reported under Policy/Bond Number:                 01-767-88-66

Date of Discovery:                                      Estimated Amount of loss:

Cause of Loss:	Employee Dishonesty	Computer Fraud

	Funds Transfer	Robbery/Burglary

	ID Theft	Forgery

	Client Property	In Transit

	ERISA	Credit Card Forgery

	Other	if Other, describe:

Send Notice Of Claims To:	AIG Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225	Phone: (888) 602-5246 Fax: (866) 227-1750 Email: c-Claim@AIG.com

Exhibit B

Certificate of Secretary

The undersigned, Mary Gallegly, Secretary of Oaktree Strategic Income Corporation, a Delaware corporation (the “Company”), does hereby certify that:

1.

This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s joint fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, has custody of the corporate records of the Company and is a proper officer to make this certification.

3.

Attached hereto as Annex A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not “interested persons” of the Company, as such term is defined under the 1940 Act, approving the amount, type, form and coverage of the Bond and the portion of the premium paid by the Company.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 17th day of October, 2019.

/s/ Mary Gallegly
Mary Gallegly
Secretary
Oaktree Strategic Income Corporation

Annex A

Approval of Joint Insured Fidelity Bond and Related Agreement

RESOLVED, that the Company shall be named as an insured under a joint fidelity bond provided by AIG, having an aggregate coverage of $3 million that complies with or exceeds the requirements of Rule 17g-1 under the 1940 Act and issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act;

RESOLVED, that the joint fidelity bond in the amount of $3 million be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets, and the nature of the securities in the Company’s portfolio;

RESOLVED, that the share of the premium to be allocated to the Company and Oaktree Specialty Lending Corporation for the bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such fidelity bond coverage had been purchased separately, be, and the same hereby is, approved, after the Board having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the bond and the extent to which the share of the premium allocated to the Company under the bond is less than the premium the Company would have had to pay had it maintained a single insured bond;

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to enter into said fidelity bond with the other named insureds under said bond providing that in the event that any recovery is received under the bond as a result of a loss sustained by the Company and also by the other named insured, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Exhibit C

JOINT FIDELITY BOND AGREEMENT

THIS AGREEMENT is made as of October 17, 2017, by and among Oaktree Specialty Lending Corporation and Oaktree Strategic Income Corporation (each, an “Insured,” and together, the “Insureds”), each acting on behalf of itself, and is effective as of October 17, 2017.

WHEREAS, each Insured is a closed-end management investment company which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, each of the Insureds is named as an insured party under a joint fidelity bond in accordance with Rule 17g-1 (such joint insured bond as it is currently executed and as it may be amended from time to time, hereinafter, the “Bond”);

WHEREAS, the Insureds, in order to be covered jointly under the Bond, are required by Rule 17g-1 to be parties to an agreement that establishes the criteria by which the premiums and any recoveries under the Bond shall be allocated among them.

WHEREAS, the Insureds desire to confirm the criteria by which recoveries under the Bond shall be allocated between the Insureds;

WHEREAS, this Agreement has been approved by the directors of the Insureds, including a majority of the directors who are not “interested persons” of the Insureds (as defined in the 1940 Act).

NOW, THEREFORE, it is agreed as follows:

1. In the event that recovery is received under the Bond as a result of a loss sustained by more than one Insured, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:

a. Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata according to the relative premium that such Insured would pay for separate fidelity bond coverage;

b. Each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act;

c. The remaining amount of recovery, if any, shall then be applied to each claim of each Insured in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Insured; and

d. Each Insured shall, within ten days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each Insured shall, within ten days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such Insured.

2. The obligations of an Insured under this Agreement are not binding upon any of the directors of an Insured or Insured shareholders individually, but are binding only with respect to the assets of that Insured.

3. This Agreement may not be modified or amended in any manner except by written agreement executed by the parties hereto.

4. A copy of this Agreement, and any amendment thereto, shall be filed with the Securities and Exchange Commission within 10 days after receipt by the Insureds of an executed copy of the Bond.

5. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York.

6. This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without the written consent of the other party.

2

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their respective officers thereunto duly authorized.

OAKTREE SPECIALTY LENDING CORPORATION

By:	/s/ Mathew Pendo
Name: Mathew Pendo
Title: Chief Operating Officer

OAKTREE STRATEGIC INCOME CORPORATION

By:	/s/ Mathew Pendo
Name: Mathew Pendo
Title: Chief Operating Officer

3